

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

January 5, 2010

Red Rock Pictures Holdings, Inc.
Reno Rollé-Chief Executive Officer
8228 Sunset Boulevard, 3rd Floor
Los Angeles, California 90046

      Re: **Red Rock Pictures Holdings, Inc.**
                Form 10-K for the fiscal year ended August 31, 2008
                Form 10-Q for the quarter ended May 31, 2009
                File Number: 001-32658

Dear Mr. Rollé:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  David R. Humphrey
                                  Branch Chief